David S. Cole

703.720.8630

David.cole@hklaw.com

May 5, 2014

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:                             Alion Science and Technology Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed April 22, 2014 File No. 333-193932

Dear Ms. Long:

On behalf of Alion Science and Technology Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated April 29, 2014, regarding the Amendment No. 2 to Registration Statement on Form S-1, filed with the Commission on April 22, 2014.  In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter.  Please note that for the Staff’s convenience we have recited the Staff’s comments and provided the Company’s responses to the comments immediately thereafter.

In addition, we have simultaneously filed a copy of Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and this letter via EDGAR.  For your review, we have included herewith four courtesy copies of the Registration Statement marked to show changes from the Registration Statement filed on April 22, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 114

General

1.                                      We reviewed your response to comment 19 from our letter dated April 7, 2014. We note that you agreed to provide the requested disclosure in future filings. Please revise your Form S-1/A to quantify and disclose the amounts of stock distributions you are currently paying through annual installments. Please also revise MD&A to address your expectations regarding stock distributions that may be required over the next several years based on your models.

The Registration Statement has been revised accordingly on pages 142-143.

Liquidity and Capital Resources, page 132

Impact of Refinancing Transactions, page 141

2.                                      We reviewed your response to comment eight from our letter dated April 7, 2014. It appears to us that you have disclosed the weighted average stated interest rates for your debt before and after the refinancing. Please disclose your actual interest rates before and after the refinancing, including the impact of related costs and warrants. Also, please clarify how you determined the amount of debt after the refinancing that will be subject to variable interest rates.

The Registration Statement has been revised accordingly on page 145.

Conditions of the Exchange Offer and the Consent Solicitation, page 210

3.                                      Refer to the offer condition contained in the third and fourth bullet points on page 210, section 6.01(e) of the Support Agreement, as amended, and Alion’s Form 8-K filed February 18, 2014. Given that the refinancing transactions contemplated by the Support Agreement must be completed by April 28, 2014 and that the Supporting Noteholders have the right to terminate the Support Agreement if the Refinancing Transactions have not closed on or before April 28, 2014, please advise us whether the Support Agreement has been further amended to extend the Outside Date or will be amended prior to commencement of the Exchange Offer.

Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, Alion may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, Alion should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Alion’s understanding on both points in your response letter.

As disclosed in the Registration Statement, and as disclosed in a Current Report in Form 8-K filed on May 2, 2014, the Support Agreement has been amended to extend the Outside Date to July 31, 2014.  The Company confirms its understanding that it may be required as stated above to extend the Exchange Offer and recirculate new disclosure to holders of Old Notes if a condition is triggered and the Company decides to proceed with the Exchange Offer.  The Company further confirms that if a condition to the Exchange Offer is triggered by events that occur during the offer period and before the expiration of the Exchange Offer, the Company will inform holders of Old Notes how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

4.                                      We note that the Exchange Offer is subject to a financing condition contained in the ninth bullet point on page 210. Although ASOF is providing a backstop for the Unit Offering, the financing condition suggests uncertainty as to Alion’s ability to pay up to the first $10,000,200 required to purchase Old Notes accepted for exchange pursuant to the Cash Option. Under such circumstances, a material change will occur in the information previously disclosed when such uncertainty is eliminated, evidenced by satisfaction or waiver or removal of the financing condition. Please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70), 24296 (April 3, 1987), 42055 (October 22, 1999) and 58597 (September 19, 2008).

Please be advised that the condition that was contained in the ninth bullet point on page 213 has been deleted.

5.                                      Furthermore, even without the presence of a financing condition, Alion’s ability to obtain financing for up to the first $10,000,200 required to purchase Old Notes accepted for exchange pursuant to the Cash Option appears to be uncertain. If Alion’s ability to obtain such financing is uncertain, a material change will also occur in the information previously disclosed when such uncertainty is eliminated, evidenced by, for example, a firm commitment letter from a financing source. Please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

Alternatively, please advise us why you believe Alion’s ability to obtain financing is not uncertain. Include in such response specific reference to the relevant agreements regarding ASOF’s legal obligation to provide a back stop to the Unit Offering that supports such belief. For example, please address why you believe ASOF is legally bound and committed to provide the necessary funds notwithstanding section 5.02(f) and (t) of the Refinancing Support Agreement. These specific provisions appear to suggest that ASOF’s obligation to provide such funding is within its sole discretion. If the conditions in these clauses have been already satisfied, please advise and provide us evidence of their satisfaction.

The Company believes ASOF is legally bound and committed to provide the necessary funds for up to the first $10,000,200 required to purchase Old Notes accepted for exchange pursuant to the Cash Option pursuant to the terms of the Refinancing Support Agreement.  Section 5.01(t) conditions the Supporting Noteholders’ support for the Exchange Offer and ASOF’s obligation to fund its portion of the Cash Option on the Supporting Noteholders’ entry into a voting agreement if they deem it necessary and appropriate in their sole and absolute discretion.  The Supporting Noteholders have advised the Company that they will exercise their right to terminate ASOF’s obligation to provide the ASOF Cash Funding pursuant to Section 5.01(t) of the Refinancing Support Agreement for failure to enter into a voting agreement with respect to the Warrants only if ASOF does not own over 50% of the outstanding Warrants upon completion of the Exchange Offer.  The Registration Statement has been revised on page 219 to disclose this fact. Accordingly, the condition contained in Section 5.01(t) is no longer within the sole discretion of the Supporting Noteholders, but rather depends on the level of participation in the Exchange Offer and the Unit Offering by holders of Old Notes (which level of participation will determine the percentage of outstanding Warrants that ASOF will own upon completion of the Exchange Offer).

Further, with respect to the condition contained in Section 5.01(f) of the Refinancing Support Agreement, the Company confirms that (i) five business days will remain in the Exchange Offer following disclosure of the waiver, satisfaction or deletion of this condition or (ii) the Exchange Offer will be extended so that at least five business days remain in the Exchange Offer following such disclosure.

Dealer Manager and Solicitation Agent, page 212

6.                                      Please advise whether Goldman, Sachs & Co., or any other broker or dealer, will participate in the offering of the Units in the Unit Offering. If so, please describe the plan of distribution and the terms of any agreement, arrangement or understanding entered into with the broker or dealer with respect to the offering of the Units. See Item 508 of Regulation S-K.

Please be advised that neither Goldman, Sachs & Co. nor any other broker or dealer, will participate in the offering of the Units in the Unit Offering.  The Registration Statement has been revised accordingly on pages v, 18, and 222.

If you have any questions regarding the above, please contact the undersigned at (703) 720-8630 or Laurie Green at (954) 468-7808.

Sincerely yours,

/s/ David S. Cole

David S. Cole